UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

FORM 10-K

For Period Ended: December 31, 2004 SEC FILE Number 000-32261

PART I- REGISTRANT INFORMATION

ATP Oil & Gas Corporation

Full Name of Registrant

Former Name if Applicable

4600 Post Oak Place, Suite 200

Houston, Texas 77027

(Address of principal executive offices)

(City, State and Zip Code)

PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;    ☒  Yes

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10Q, or portion thereof will filed on or before the fifth calendar day following the prescribed due date;    ☒  Yes

(c) The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable     ☐   N/A

PART III- NARRATIVE

Due to the extensive internal control requirements over financial reporting of the Sarbanes-Oxley Act and the limited number of employees at ATP Oil & Gas Corporation (the “Company”) (50 employees as of December 31, 2004), the Company is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense. The Company needs additional time to finalize its financial statements and required disclosures in order to ensure a complete and accurate Form 10-K. The registrant intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Albert L. Reese, Jr. (713) 622-3311

(Name) (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATP Oil & Gas Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Chief Financial Officer